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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                              THE RIGHT START, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    766574206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
                                  310) 556-2721
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  09/05/2001**
--------------------------------------------------------------------------------
             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Filing not required until shareholder vote to approve convertibility of securities acquired on September 5, 2001.

CUSIP NO. 766574206               SCHEDULE 13D               PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON CAPITAL ADVISORS, L.P.  - 95-4486379
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                       [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

NUMBER OF                 0
SHARES            --------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
OWNED BY
EACH                      7,011,396
REPORTING         --------------------------------------------------------------
PERSON             9      SOLE DISPOSITIVE POWER
WITH
                          0
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          7,011,396
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,011,396
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [X]
         Excludes shares of Common Stock and securities convertible into common stock held by or under the control of Fred Kayne or Athanor Holdings LLC -- See Item 5(a)(iii).
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         57.94%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

CUSIP NO. 766574206                SCHEDULE 13D               PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RICHARD A. KAYNE  - ###-##-####
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                          [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A U.S. CITIZEN
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

NUMBER OF                  1,081,247
SHARES             -------------------------------------------------------------
BENEFICIALLY        8      SHARED VOTING POWER
OWNED BY
EACH                       7,011,396
REPORTING          -------------------------------------------------------------
PERSON              9      SOLE DISPOSITIVE POWER
WITH
                           1,081,247
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           7,011,396
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,092,643
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
         Excludes shares of Common Stock and securities convertible into common stock held by or under the control of Fred Kayne or Athanor Holdings LLC -- See Item 5(a)(iii).
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         66.87%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 726540503               SCHEDULE 13D                PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARBCO Associates, L.P. - 95-3214739
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                     7      SOLE VOTING POWER

NUMBER OF                   0
SHARES              ------------------------------------------------------------
BENEFICIALLY         8      SHARED VOTING POWER
OWNED BY
EACH                        2,354,326
REPORTING           ------------------------------------------------------------
PERSON               9      SOLE DISPOSITIVE POWER
WITH
                            0
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            2,354,326
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,354,326
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         [X]
         Excludes shares of Common Stock and securities convertible into common stock held by or under the control of Fred Kayne or Athanor Holdings LLC -- See Item 5(a)(iii).
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         19.45%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. 726540503               SCHEDULE 13D                PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                          [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

NUMBER OF                 0
SHARES            --------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
OWNED BY
EACH                      1,490,308
REPORTING         --------------------------------------------------------------
PERSON             9      SOLE DISPOSITIVE POWER
WITH
                          0
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          1,490,308
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,490,308
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [X]
         Excludes shares of Common Stock and securities convertible into common stock held by or under the control of Fred Kayne or Athanor Holdings LLC -- See Item 5(a)(iii).
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         12.31%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. 726540503                SCHEDULE 13D              PAGE 6 OF 12 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P. - 95-4111006
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

NUMBER OF                0
SHARES           ---------------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER
OWNED BY
EACH                     1,928,208
REPORTING        ---------------------------------------------------------------
PERSON            9      SOLE DISPOSITIVE POWER
WITH
                         0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         1,928,208
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,928,208
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          [X]
         Excludes shares of Common Stock and securities convertible into common stock held by or under the control of Fred Kayne or Athanor Holdings LLC -- See Item 5(a)(iii).
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         15.93%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. 726540503                SCHEDULE 13D               PAGE 7 OF 12 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON CAPITAL PARTNERS, L.P. - 95-4276878
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                          [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

NUMBER OF                    0
SHARES               -----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER
OWNED BY
EACH                         754,703
REPORTING            -----------------------------------------------------------
PERSON                9      SOLE DISPOSITIVE POWER
WITH
                             0
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             754,703
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         754,703
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [X]
         Excludes shares of Common Stock and securities convertible into common stock held by or under the control of Fred Kayne or Athanor Holdings LLC -- See Item 5(a)(iii).
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, $0.01 Par Value.

          The Right Start, Inc.
          5334 Sterling Center Drive
          Westlake Village, CA  91361

ITEM 2.   IDENTITY AND BACKGROUND

The Reporting Persons include Kayne Anderson Capital Advisors, L.P., Richard A. Kayne and the four investment partnerships identified in the next paragraph.

a.        KAYNE ANDERSON CAPITAL ADVISORS, L.P.

          Kayne Anderson Capital Advisors, L.P. (KACA), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment funds, including the following Reporting Persons: Arbco Associates, L.P.; Kayne, Anderson Non-Traditional Investments, L.P.; Kayne Anderson Diversified Capital Partners, L.P.; and Kayne Anderson Capital Partners, L.P., each of which is a California limited partnership. KACA also serves as investment adviser to other clients, some of which hold the issuer's Common Stock and securities convertible into such Common Stock. Kayne Anderson Investment Management, Inc. (KAIM), a Nevada corporation, is the sole general partner of KACA. KAIM is owned by KA Holdings, Inc., a California corporation, the shareholders of which are Richard A. Kayne and John
          E. Anderson. The principal business address of KACA, the investment limited partnerships, KAIM or KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

          During the past five years, none of KACA, the four above investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.        RICHARD A. KAYNE

          Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM.

          Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (KARIM), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KARIM is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

          Mr. Kayne is a Director of The Right Start, Inc.

          During the past five years, none of Mr. Kayne, KACA, KARIM or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Richard A. Kayne) are officers and/or directors of one or more of KAIM and KA Holdings. (KACA, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

          JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

          HOWARD M. ZELIKOW.     Vice President and Director of KAIM
                                 Director of The Right Start, Inc.

          ROBERT V. SINNOTT.     Vice President of KAIM

          RALPH C. WALTER.       Chief Operating Officer and Treasurer of KAIM
                                 and KA Holdings.

          DAVID J. SHLADOVSKY.   General Counsel and Secretary of KAIM and KA
                                 Holdings.

d. Because of the Stockholders Agreement described in Item 6, the Reporting Persons together with Fred Kayne and Athanor Holdings, LLC ("Athanor") may be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for such voting agreement, none of the Reporting Persons has any affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with either Fred Kayne or Athanor. Neither the making or contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed. The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Athanor, which separately files statements on Schedule 13D with respect to its beneficial ownership of the Issuer's securities.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reporting persons purchased Series F Convertible Preferred Stock and Series G Convertible Preferred Stock for consideration of $1,950,000 and $5,000,000, respectively. The Series F Preferred Stock was issued in exchange for promissory notes previously issued by an entity simultaneously acquired by the Issuer. The acquired entity had previously purchased the assets of the Issuer's subsidiary in a foreclosure proceeding. The Series G Preferred Stock was paid for with cash.

Invested funds were derived by a combination of cash contributions to the investment partnerships by limited partners and, additionally, from the use of margin by one partnership.

ITEM 4.   PURPOSE OF TRANSACTION

The securities of the Issuer were purchased for investment purposes. KACA and Richard A. Kayne, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the Issuer's securities.

The Series G Convertible Preferred Stock was purchased in part to provide the Issuer with a portion of the funds needed by it to acquire the assets of Zany Brainy, Inc. on September 5, 2001. In connection with this purchase, and a similar investment by Athanor, the Reporting Persons have entered into certain agreements with Athanor relating to the election of directors, described at Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

a. KACA and Richard A. Kayne report beneficial ownership of 7,011,396 and 8,092,643 shares, respectively. These amounts include 399,999, 1,691,650, 250,000, 827,175, 2,000,000, 1,263,155, 50,000 shares of common stock which may be acquired upon (i) conversion of Series B, Series C, Series D, Series F, Series G Convertible Preferred Stock, and Senior Subordinated Notes due 9/1/2005 and (ii) exercise of Warrants, respectively. KACA's reported shares include the following: Arbco Associates, L.P., 2,354,326 shares (19.49%); Kayne, Anderson Non-Traditional Investments, L.P., 1,490,308 shares (12.33%); Kayne Anderson Diversified Capital Partners, L.P., 1,928,208 shares (15.95%); and Kayne Anderson Capital Partners, L.P., 754,703 shares (6.29%).

          The convertibility of the Series F and Series G Convertible Preferred Stock is subject to approval by the Shareholders of the Issuer and authorization of sufficient shares of Common Stock for issuance upon conversion. Such approvals are not anticipated to be obtained for at least 90 days (i.e., December 2001).

b. KACA and Richard A. Kayne have shared voting and dispositive power over 7,011,396 shares, subject to the Stockholders Agreement described in Item 6. Richard A. Kayne has sole voting and dispositive power over 1,081,247 shares, subject to the same Stockholders Agreement.

         The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACA have shared voting and dispositive power are held by accounts for which KACA serves as investment adviser and, in most cases, as general partner. These include, but are not limited to, Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P.

         KACA disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACA in such limited partnerships.

c. By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 2,162,771 shares owned by Fred Kayne and (ii) 11,761,409 shares owned by Athanor. The reported shares together with the shares owned by Fred Kayne and Athanor represent in the aggregate 47.73% of the outstanding Common Stock of the Issuer. The information with respect to the beneficial ownership by Fred Kayne and Athanor is based on information supplied by, or on behalf of, Fred Kayne and Athanor, respectively, and no Reporting Person makes any representation or guarantee as to the completeness or accuracy this information. As indicated above, the Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Fred Kayne and Athanor.

d. The transactions for the reporting parties were effected by KACA and Richard
A. Kayne. Acquisitions of the shares were made as follows:


                          Common Stock     Stock
  Date          Type      # of shares      Price        Where/how transaction effected
--------        ----      -----------      ------       ------------------------------
08/21/01        Buy          12,000         $3.00        Nasdaq
09/05/01        Buy         498,038(1)      $2.31        Directly with Issuer
09/05/01        Buy         329,137         $2.43(1)     Directly with Issuer
09/05/01        Buy       2,000,000(2)      $2.50        Directly with Issuer


(1) Issuable upon conversion of Series F Convertible Preferred Stock. The Reporting Persons expressly disclaim any beneficial ownership in any of the Series F Convertible Preferred Stock (or the Common Stock into which such Preferred Stock is convertible) owned by Fred Kayne.

(2) Issuable upon conversion or Series G Convertible Preferred Stock. The Reporting Persons expressly disclaim any beneficial ownership in any of the Series G Convertible Preferred Stock (or the Common Stock into which such Preferred Stock is convertible) owned by Fred Kayne.

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       KAIM and Fred Kayne have agreed with Athanor in connection with Athanor's purchase of the Issuer's securities that they will (i) convert all convertible securities held by them (other than employee or director options) no later than such time as Athanor converts its preferred stock purchased from the issuer, and
(ii) vote all securities of the Issuer that are entitled to vote thereon in favor of (A) all matters necessary to approve the conversion of the securities purchased by Athanor from the issuer (including a vote to approve making convertible preferred stock issued prior to the issuance of preferred stock purchased by Athanor pari passu with the Athanor preferred stock), and (B) the election of three directors designated by Athanor until Athanor holds less than 20% of the outstanding Common Stock, two directors until Athanor holds less than 15% and one director until Athanor holds less than 10% (in each case, calculated on the basis as if the convertible securities held by KAIM, Fred Kayne and Athanor have been converted). Athanor has agreed that it will vote all shares held by it in favor of (i) the election of three directors designated jointly by KAIM and Fred Kayne until such parties hold less than 20% of the outstanding Common Stock, two directors until such parties hold less than 15% and one director until the parties hold less than 10% (in each case, calculated on the basis as if the convertible securities held by KAIM, Fred Kayne and Athanor have been converted) and (ii) the election of the CEO of the Issuer as Chairman. KAIM's agreement applies to the securities of the issuer held by the Reporting Persons.

       In connection with the purchase of the Series F and Series G Convertible Preferred Stock by KACA and Richard A. Kayne, the issuer has granted such holders certain registration rights with respect to the Common Stock underlying those securities. KACA and Richard A. Kayne may exercise these rights and, following the filing of an effective registration statement with the SEC, may sell Common Stock under such registration statement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I Joint Filing Agreement among Richard A. Kayne, KACA, Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P.

99.1 Stockholders Agreement, dated as of August 15, 2001, among Athanor, Kayne Anderson Investment Management and Fred Kayne.

99.2 Amendment No. 1 to the Stockholders Agreement, dated September 5, 2001, among Athanor, Kayne Anderson Investment Management and Fred Kayne.




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


              September 12, 2001
----------------------------------------------
                     Date

          /s/ Richard A. Kayne
----------------------------------------------
               Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:    /s/ David J. Shladovsky
            -----------------------------------
            David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



         /s/ Richard A. Kayne
         ---------------------------------------------------------
         Richard A. Kayne


         /s/ David J. Shladovsky
         ---------------------------------------------------------
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner


         /s/ David J. Shladovsky
         ---------------------------------------------------------
         Arbco Associates, L.P., by
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner


         /s/ David J. Shladovsky
         ---------------------------------------------------------
         Kayne, Anderson Non-Traditional Investments, L.P., by
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner


         /s/ David J. Shladovsky
         ---------------------------------------------------------
         Kayne Anderson Diversified Capital Partners, L.P., by
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner


         /s/ David J. Shladovsky
         ---------------------------------------------------------
         Kayne Anderson Capital Partners, L.P., by
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner



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